Great Basin Scientific, Inc.

2441 South 3850 West

Salt Lake City, UT 84120

October 3, 2014

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz

Re:	Great Basin Scientific, Inc.
Registration Statement on Form S-1 (File No. 333-197954)

Acceleration Request

Requested Date:	October 7, 2014
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Great Basin Scientific, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 (File No. 333-197954), and the Registrant’s Registration Statement on Form 8-A, effective at the Requested Date and Requested Time set forth above, or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Dorsey & Whitney LLP, confirming this request.

Sincerely,

Great Basin Scientific, Inc.

By:	/s/ Ryan Ashton
Ryan Ashton
President and Chief Executive Officer

Dawson James Securities, Inc.

1 North Federal Highway, Suite 500

Boca Raton, FL 33432

October 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz, Assistant Director

Re:	Great Basin Scientific, Inc.

Registration Statement on Form S-1

Filed on August 8, 2014

Registration File No. 333-197954

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Great Basin Scientific, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 4:00 p.m., Eastern time, on October 7, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

DAWSON JAMES SECURITIES, INC.

Acting severally on behalf of themselves and the several Underwriters

By:	DAWSON JAMES SECURITIES, INC.

By:	/s/ Thom Hands
Name: Thom Hands
Title: President

[Signature page to Underwriters’ Acceleration Request]